FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.

Name and Address of Company

CanAlaska Uranium Ltd.

Suite 1020 – 625 Howe Street, Vancouver, British Columbia, Canada, V6C 2T6

Item 2.

Date of Material Change

February 22, 2011

Item 3.

News Release

The news release was disseminated through Stock Watch on February 22, 2011.

Item 4.

Summary of Material Change

CanAlaska Reports Fatal Accident at Cree East Project

Item 5.

Full Description of Material Change

5.1

Full Description of Material Change

Vancouver, Canada, February 22nd, 2011 - CanAlaska Uranium Ltd. (TSX.V – CVV) CanAlaska Uranium (“CanAlaska” or the “Company”) sincerely regrets to announce that an employee of DJ Drilling (2004) Ltd., the drill contractor for the Company on the Cree East project, was killed when the bulldozer he was driving fell through the ice into Cree Lake, SK early yesterday morning.  The body of the deceased was recovered and delivered to the Coroner with the assistance of the Buffalo Narrows RCMP and field staff.  President Peter Dasler is at site with CanAlaska staff assisting DJ Drilling and authorities with the current situation.  The Company’s directors, management and staff extend their deepest condolences to family and friends of the deceased.

The Cree East project is a 50/50 joint venture between the Company and a consortium of Korean companies comprising Hanwha Corp., Korea Electric Power Corp. (KEPCO), Korea Resources Corp., (KORES) and SK Networks.  Operations at the project have been suspended until further notice.

Peter G. Dasler. P. Geo. is the Qualified Person for this news release.

..

5.2

Disclosure for Restructuring Transactions

Item 6.

Reliance on Subsection 7.1(2) of National Instrument 51-102

If this Report is being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102, state the reasons for such reliance.

Not Applicable

Item 7.

Omitted Information

Not Applicable

Item 8.

Executive Officer

Frances Petryshen

Telephone:  604-688-3211      Facsimile:  604-688-3217

Item 9.

Date of Report

Dated at the City of Vancouver, in the Province of British Columbia this 22nd day of February 2011.